byNordic Acquisition Corporation

c/o Pir 29

Einar Hansens Esplanad 29

211 13 Malmö

Sweden

Telephone: +46 707 29 41 00

February 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Stacie Gorman
David Link

Re:	byNordic Acquisition Corporation
Registration Statement on Form S-1
Filed August 28, 2020, as amended
Registration File No. 333-248488

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, byNordic Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 PM, Eastern Time, on Tuesday, February 8, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael Hermansson
Michael Hermansson
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP